SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 30, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 30, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 30 November 2010
EC does not permit ING to exercise call option on 8.439% Noncumulative Guaranteed Trust Preferred Securities
As part of its Restructuring Plan approved by the European Commission on 18 November 2009, ING Groep N.V. is required to ask the European Commission on a case-by-case basis for authorisation to call Tier-2 capital and Tier-1 hybrid securities, until the earlier of 18 November 2012 and the date on which ING has fully repurchased the core-Tier 1 securities issued to the Dutch state.
Following a request for authorisation to call, the European Commission denied permission to redeem the 8.439% Noncumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust III and guaranteed by ING, Cusip No. 44978NAA3 on their first call date on 31 December 2010.
In December 2000, ING Capital FundingTrust III issued USD 1.5 billion of 8.439% Noncumulative Guaranteed Trust Preferred Securities, guaranteed by ING, that qualify as hybrid Tier-1 capital. Following the first call date of the Trust Preferred Securities on 31 December 2010, the interest rate on the Trust Preferred Securities will change from the current annual fixed rate of 8.439% to a floating rate payable quarterly of 3 months LIBOR plus 360 basis points, which at current rates is approximately 3.9%.

Press enquiries	Investor enquiries
Frans Middendorff +31 20 541 6516 Frans.middendorff@ing.com	ING Group Investor Relations +31 20 541 5460 Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 107,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (15) ING’s ability to achieve projected operational synergies, (16) reporting the US Legacy VA business as a separate business line, and (17) implementation of fair value accounting for Guaranteed Minimum Withdrawal Benefits for the US insurance businesses. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 30, 2010